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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                       FOR THE MONTH OF MARCH [III], 2003

                        COMMISSION FILE NUMBER: 333-11910

                            ------------------------

                     MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
             (Exact name of Registrant as specified in its Charter)

                         MAXCOM TELECOMMUNICATIONS, INC.
                 (Translation of Registrant's name into English)

                            ------------------------

                      GUILLERMO GONZALEZ CAMARENA NO. 2000
                      COLONIA CENTRO DE CIUDAD DE SANTA FE
                                MEXICO, DF 01210
              (Address of Registrant's principal executive offices)

                            ------------------------

   Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F   x   Form 40-F
                                   -----           -----

   Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes       No   x
                                    -----    -----

   Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes       No   x
                                    -----    -----

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes       No   x
                                    -----    -----

   If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
                                   ------



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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

                                        MAXCOM TELECOMUNICACIONES, S.A. DE C.V.


                                        By:   /s/  GONZALO ALARCON ITURBIDE
                                            ------------------------------------
                                            Name:  Gonzalo Alarcon Iturbide
                                            Title: General Counsel

Date: March 19, 2003
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                                                                       EXHIBIT 1
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                                                                   (MAXCOM LOGO)



MARCH 18, 2003



      MAXCOM TELECOMUNICACIONES NAMES RENE SAGASTUY CHIEF EXECUTIVE OFFICER

Maxcom Telecomunicaciones S.A. de C.V. announced today that its Board of Directors has elected Rene S. Sagastuy to the position of Chief Executive Officer. Mr. Sagastuy who was the Vice President of Operations of Maxcom for the past two years, replaces Ing. Fulvio Del Valle who has presented his resignation at Maxcom effective today.

Rene joined Maxcom in May of 2001 from Johnson Controls where he served as Operations Director with responsibilities over 19 manufacturing sites in Mexico. Mr. Sagastuy has also served as operations, strategic planning, manufacturing and projects manager and director for diverse companies in Mexico, including Avex Electronics, AMP Inc. and the Jefferson Smurfit Group Mexico.

"Rene has been very instrumental in helping Maxcom grow 400% over the last two years while achieving the highest standard of excellence in the quality of its service through his leadership of the operating, engineering, sales and customer care groups. His appointment as CEO is well earned and is a natural step in our internal management succession, placing under his leadership the balance of the company's day-to-day operations," said Adrian Aguirre, Chairman of the Board of Maxcom.

"I am very excited about this new challenge. I look forward to working with the entire Maxcom family including employees, customers, suppliers and shareholders to continue growing and deploying our business model", said Mr. Sagastuy.

Mr. Sagastuy holds a Bachelor degree in Civil Engineering from the Universidad Iberoamericana in Mexico City, and a Master degree in Business Administration from the Instituto Tecnologico Autonomo de Mexico.

"I also want to express my gratitude to Fulvio. Under his leadership, Maxcom was able to achieve a number of milestones which included a rapid increase in the number of lines and the achievement of a sustainable level of profitability, while at the same time building a solid management team that allowed the company to effect this seamless succession plan" added Mr. Aguirre.

"Maxcom's management team has done a terrific job proving out the success of the company's business model. Together with the company's other partners, we look forward to working with Rene and to give him our full support" said Jacques Gliksberg, a board member representing Banc of America Equity Partners, Maxcom's largest shareholder.

"I enjoyed very much this challenging task for the past two years. From the outset, I set a goal of working and enhancing this position for a limited period of time. I believe my objectives were achieved and I appreciate the relationship developed with the shareholders", said Ing. Fulvio Del Valle.

                                      # # #

MAXCOM TELECOMUNICACIONES, S.A. DE C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a "smart-build" approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. Maxcom launched commercial operations in May 1999 and is currently offering local, long distance and data services in greater metropolitan Mexico City, Puebla and Queretaro.



For more information contact:

JOSE-ANTONIO SOLBES
Maxcom Telecomunicaciones
Mexico City, Mexico
(52 55) 5147 1125
investor.relations@maxcom.com

LUCIA DOMVILLE
Citigate Financial Intelligence
New York, NY
(212) 840-0008 Ext. 268
lucia.domville@citigatefi.com